                                                                                                                                                                                                                                                        AMEX : REX
                                                                                                                                  TSX : VIR
                                                                                    For Immediate Release
ViRexx Medical Corp.

VIREXX ANNOUNCES APPROVALS OF RIGHTS OFFERING

EDMONTON, ALBERTA – August 1, 2008 – ViRexx Medical Corp. (TSX:VIR, AMEX:REX) (“ViRexx”), a company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Its platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer, today announced that further to its press release of July 16, 2008, ViRexx has received a final receipt from the Alberta Securities Commission and conditional approval from The Toronto Stock Exchange with respect to a rights offering by way of a Short Form Prospectus dated July 17, 2008  (“Final Prospectus”).   A Form F-7, Registration Statement Under the Securities Act of 1933, has also been filed with the Securities and Exchange Commission.

The Final Prospectus was mailed to registered shareholders of ViRexx on July 30, 2008 together with the rights certificates.

Notice to Reader:
This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale or any acceptance of an offer to buy these securities in any province of Canada prior to the time a receipt for the final short form prospectus or other authorization is obtained from the securities commission or similar authority in such province. The Rights will be exercisable in accordance with applicable laws on the terms set out in the final short form prospectus filed today by ViRexx in connection with the distribution of the Rights.

This news release is not an offer of securities for sale in the United States. The securities to be offered in the Rights Offering described above may not be offered or sold in the United States absent registration under the 1933 Act, as amended, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from ViRexx and that will contain detailed information about the Company and management, as well as financial statements.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumours. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Brent Johnston Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com